UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Embraer delivers the first two E195s to Tianjin Airlines

São José dos Campos, Brazil, December 18, 2015 – Embraer announced that it delivered the first two E195 jets to Tianjin Airlines, the launch customer of this aircraft model in China. These two aircraft are part of the sales agreement Tianjin Airlines signed with Embraer in 2014 for 20 E195 and 20 E190 E2 jets, during Chinese President Xi Jinping’s visit to Brazil.

“China’s regional aviation industry has just taken off and will be the most robust in the world in the next decade,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “Embraer is glad to engage in this transformation and improve connectivity with our regional aircraft. We also hope the incoming E195 aircraft will help optimize our customer’s fleet structure and create more value for Tianjin Airlines.”

Guan Dongyuan, Senior Vice President of Embraer and President of Embraer China, said: “Tianjin Airlines is not only Embraer’s largest customer in the Asia-Pacific region but also our first Authorized Service Center in China. The notable achievements Tianjin Airlines has made demonstrate the advantages of Embraer commercial aircraft. Embraer China will use this opportunity to further deepen the cooperation with Tianjin Airlines, offering our reliable, fuel-efficient products, as well as our most devoted customer support and services.”

Currently, Tianjin Airlines operates the largest Embraer E190 fleet (45 aircraft) in China, mainly serving secondary trunk lines and regional lines.

Du Xiaoping, President of Tianjin Airlines, said the incoming E195 fleet will play a strategic role to the company’s development. “We are very satisfied with the current E190 fleet we are operating and we believe the new E195 fleet, with more seats and equally excellent operational economics, will allow us to meet the surging demands of air travel in China and help achieve our development goals.”

To date, Embraer Commercial Aviation has achieved an 80% share of the Chinese regional aviation market. Currently, Embraer has 224 firm orders in China, including 188 firm order (21 aircraft are pending government approval) for commercial jets, 130 of which have been delivered.

About Embraer Commercial Aviation

Embraer is the world’s leading manufacturer of commercial jets that seat up to 130 passengers. Nearly 900 aircraft from the 37, 44 and 50-seat ERJ 145 family of regional jets have been delivered to airlines since their introduction in 1996. The E-Jet family includes four larger aircraft that have between 70 and 130 seats. The E170, E175, E190 and E195 set the standard in their category with their advanced engineering, high degree of efficiency, spacious, ergonomic cabins with two-by-two seating, and attractive operating economics. Since the E-Jets entered revenue service in 2004, Embraer has received  1,700 firm orders for this aircraft family. More than 1,200 have been delivered.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press.EMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

In 2013, Embraer launched the E-Jets E2, the second generation of its E-Jets family of commercial aircraft comprised of three new aircraft – E175-E2, E190-E2, E195-E2 – seating from 70 to 130 passengers. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020.

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Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	press.EMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer